UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y27183105
(CUSIP Number)

James J. Connors, II c/o Kelso & Company 320 Park Avenue, 24th Floor New York, New York 10022 Telephone: (212) 751-3939
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: Y27183105

1.	Name of Reporting Person KEP VI (Newco Marine), Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KEP VI (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KEP VI (Cayman) GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KIA VIII (Newco Marine), Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KIA VIII (International), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KELSO GP VIII (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KELSO GP VIII (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person Philip E. Berney
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Frank K. Bynum, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person James J. Connors, II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Michael B. Goldberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Frank J. Loverro
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person George E. Matelich
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Church M. Moore
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Frank T. Nickell
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Stanley de J. Osborne
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person David I. Wahrhaftig
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Thomas R. Wall, IV
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Christopher L. Collins
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Anna Lynn Alexander
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Howard A. Matlin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Stephen C. Dutton
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Matthew S. Edgerton
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person John K. Kim
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Henry Mannix III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,246,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,246,007
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,246,007
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 1.7%
14.	Type of Reporting Person IN

Item 1  Security and Issuer:
The class of equity securities to which this statement relates is the Class A Common Shares, par value $0.01 per share (the “Class A Common Shares”), of Global Ship Lease, Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10 Greycoat Place, London SW1P 1SP, United Kingdom.

Item 2  Identity and Background:
This Schedule 13D is being jointly filed by the following persons (the “Reporting Persons”):
Name	Principal and Business Occupation	Jurisdiction of Organization/Citizenship
KEP VI (Newco Marine), Ltd.	Private Investment Fund	Cayman Islands
KEP VI (Cayman, L.P.	Sole Shareholder of KEP VI (Newco Marine), Ltd.	Cayman Islands
KEP VI (Cayman) GP Ltd.	General Partner of KEP VI (Cayman, L.P.	Cayman Islands
KIA VIII (Newco Marine), Ltd.	Private Investment Fund	Cayman Islands
KIA VIII (International), L.P.	Sole Shareholder of KIA VIII (Newco Marine), Ltd.	Cayman Islands
KELSO GP VIII (Cayman) L.P.	General Partner of KIA VIII (International), L.P.	Cayman Islands
KELSO GP VIII (Cayman) Ltd.	General Partner of Kelso GP VIII (Cayman), L.P.	Cayman Islands
Philip E. Berney	President and Managing Director of Kelso & Company	United States of America
Frank K. Bynum, Jr.	Managing Director of Kelso & Company	United States of America
James J. Connors, II	Managing Director, Chief Compliance Officer and General Counsel of Kelso & Company	United States of America
Michael B. Goldberg	Managing Director of Kelso & Company	United States of America
Frank J. Loverro	Managing Director of Kelso & Company	United States of America
George E. Matelich	Managing Director of Kelso & Company	United States of America
Church M. Moore	Managing Director of Kelso & Company	United States of America
Frank T. Nickell	Chief Executive Officer, Chairman and Managing Director of Kelso & Company	United States of America
Stanley de J. Osborne	Managing Director of Kelso & Company	United States of America
David I. Wahrhaftig	Managing Director of Kelso & Company	United States of America
Thomas R. Wall, IV	Managing Director of Kelso & Company	United States of America
Christopher L. Collins	Managing Director of Kelso & Company	United States of America
Anna Lynn Alexander	Managing Director of Kelso & Company	United States of America
Howard A. Matlin	Managing Director and Chief Financial Officer of Kelso & Company	United States of America
Stephen C. Dutton	Managing Director of Kelso & Company	United States of America
Matthew S. Edgerton	Managing Director of Kelso & Company	United States of America
John K. Kim	Managing Director of Kelso & Company	United States of America
Henry Mannix III	Managing Director of Kelso & Company	United States of America

No disclosure is required pursuant to Instruction C to Schedule 13D for any person other than the Reporting Persons.

The principal business address of each of the Reporting Persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement and Power of Attorney, dated the date hereof, which is filed with this Schedule 13D as Exhibit 99.5 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.  Pursuant to Rule 13d-4 under the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person and such beneficial ownership is expressly disclaimed.

Item 3  Source and Amount of Funds or Other Consideration:
On October 29, 2018, the Issuer, Poseidon Containers Holdings LLC (“Poseidon”), K&T Marine LLC (“K&T” and, together with Poseidon, the “Companies”), GSL Sub One, LLC (the “Poseidon Merger Sub”), GSL Sub Two, LLC (the “K&T Merger Sub”) and, solely for the purposes set forth therein, KIA VIII (Newco Marine), Ltd. (“KIA VIII”), KEP VI (Newco Marine), Ltd. (“KEP VI” and, together with KIA VIII, “Kelso”) and the other unitholders of the Companies, entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for, among other things, (a) the merger of Poseidon with the Poseidon Merger Sub in exchange for securities of the Issuer (the “Poseidon Merger”) and (b) the merger of K&T with the K&T Merger Sub in exchange for securities of the Issuer (the “K&T Merger” and, together with the Poseidon Merger, the “Mergers”), in each case pursuant to the terms and subject to the conditions set forth in the Merger Agreement.  The Mergers were consummated on November 15, 2018 (the “Closing Date”).
Concurrently with execution of the Merger Agreement and as a condition to Kelso’s willingness to enter into the Merger Agreement, Kelso entered into a Voting Agreement (the “Voting Agreement”) with CMA CGM S.A. (“CMA CGM”) and Michael S. Gross (collectively, the “Voting Agreement Parties”).  Pursuant to the Voting Agreement, Mr. Gross and CMA CGM agreed to, at each meeting of stockholders of the Issuer (or in any action taken by written consent of the stockholders of the Issuer) (each such meeting or action, a “Stockholders Meeting”) from the Closing Date until the Expiration Date (as defined below), (i) appear at such Stockholders Meeting or otherwise cause the Subject Stock (as defined below) beneficially owned by him or it to be counted thereat for the purpose of establishing a quorum and (ii) vote or cause to be voted at such Stockholders Meeting such Subject Stock in accordance with the written instruction of Kelso.  In addition, from the Closing Date until the Expiration Date, Mr. Gross and CMA CGM each granted Kelso and any designee of Kelso an irrevocable proxy to vote or cause to be voted (including by written consent, if applicable) the Subject Stock beneficially owned by Mr. Gross and CMA CGM that would be effective with respect to either Mr. Gross or CMA CGM if and only if such party has not delivered to the Issuer (with a copy to Kelso) prior to the applicable Stockholders Meeting a duly executed irrevocable proxy card directing that the Subject Stock beneficially owned by such applicable party be voted in accordance with the instruction of Kelso.  Mr. Gross or CMA CGM shall retain authority to vote its Subject Stock to the extent Kelso does not provide written instruction to such party with respect to voting such Subject Stock at least five business days prior to the relevant Stockholders Meeting.
The “Subject Stock” covered by the Voting Agreement is limited to 380,999 Class A Common Shares in the case of Mr. Gross and 865,008 Class A Common Shares in the case of CMA CGM.  Each of Mr. Gross and CMA CGM retains all voting rights with regard to all securities of the Issuer beneficially owned by him or it other than the Subject Stock.  Until the Expiration Date, Mr. Gross and CMA CGM agreed not to directly or indirectly transfer in any manner the Subject Stock (other than to certain permitted affiliates that execute a joinder to the Voting Agreement) unless at the applicable time the only voting securities held by the party (and its affiliates) seeking to effect such transfer are Subject Stock.
The Voting Agreement became effective on the Closing Date and will terminate upon the earliest of (such earliest date, the “Expiration Date”): (a) the date that the Merger Agreement is validly terminated in accordance with its terms, (b) the date that is two years following the Closing Date; (c) at any time upon the prior written notice from Kelso to Mr. Gross and CMA CGM that Kelso is electing to terminate the Voting Agreement, (d) with respect to Mr. Gross, CMA CGM or any of their respective permitted affiliates that execute a joinder to the Voting Agreement, the date on which such person ceases to own any Subject Stock and (e) upon notice by Mr. Gross or CMA CGM to

Kelso following the occurrence of any of the following events: (i) the Issuer issues certain GSL Securities (as defined in the Voting Agreement), (ii) Kelso or any of its affiliates converts any Series C Preferred Shares of the Issuer (“Series C Preferred Shares”) into GSL Securities, (iii) any Series C Preferred Shares held by Kelso or any of its affiliates are transferred to a person other than a Kelso affiliate, (iv) Kelso or any of its affiliates acquires any GSL Securities, including any beneficial ownership of GSL Securities, other than pursuant to the transactions contemplated by the Merger Agreement, the Voting Agreement or the other Transaction Documents (as defined in the Voting Agreement), (v) the Issuer’s 9.875% First Priority Secured Notes due 2022 are no longer outstanding or (vi) the Issuer agrees in writing, without the prior written consent of Mr. Gross and CMA CGM, to extend the Termination Date (as defined in the Merger Agreement) to a date that is after December 31, 2018.
The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which are filed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4  Purpose of Transaction:
Item 3 above is hereby incorporated herein by reference.
On the Closing Date, (i) the Poseidon Merger was consummated, with Poseidon continuing as the surviving company and an indirect wholly-owned subsidiary of the Issuer, (ii) the K&T Merger was consummated, with K&T continuing as the surviving company and an indirect wholly-owned subsidiary of the Issuer, (iii) the separate existence of Poseidon Merger Sub and K&T Merger Sub ceased and (iv) the Issuer issued to the unitholders of the Companies an aggregate of (a) 24,044,831 Class A Common Shares and (b) 250,000 Series C Preferred Shares, which will be convertible into an aggregate of 103,641,510 Class A Common Shares.
By virtue of the Mergers, on the Closing Date, the certificate of formation of each of K&T and Poseidon became the certificate of formation of the applicable surviving company and the limited liability company agreement of each of K&T Merger Sub and Poseidon Merger Sub became the limited liability company agreement of the applicable surviving company.
As of the Closing Date, the officers of the Issuer consist of Georgios Giouroukos (Executive Chairman), Ian J. Webber (Chief Executive Officer), Anastasios Psaropoulos (Chief Financial Officer & Treasurer) and Thomas Lister (Chief Commercial Officer) and the Board of Directors of the Issuer consists of Mr. Gross, George Giouroukos, Michael Chalkias, Menno Van Lacum, Henry Mannix III, Alain Pitner, Philippe Lemonnier and Alain Wils.

Item 5  Interest in Securities of the Issuer:
As a result of the Voting Agreement, the Reporting Persons may be deemed to have shared voting power with respect to the Subject Stock, subject to the conditions and limitations of the Voting Agreement. If the Voting Agreement Parties are deemed to have formed a Section 13(d) group, such group would be deemed to beneficially own an aggregate of 1,246,007 Class A Common Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 1.74% of the issued and outstanding Class A Common Shares and represent approximately 1.74% of the total voting power of the Issuer as of immediately following the consummation of the Mergers on the Closing Date. In no case does any of the Reporting Persons, CMA CGM or Mr. Gross have or share voting or investment power with respect to the entirety of that number of Class A Common Shares. See the discussion of the Voting Agreement and Subject Stock in Item 4.
Other than the Subject Stock that may be deemed to be beneficially owned by the Reporting Persons in connection with the Voting Agreement, none of the Reporting Persons has acquired or, for the purposes of Rule 13d-4 under the Act, beneficially owns any Class A Common Shares.
Except for the agreements described above, none of the Reporting Persons has effected any transaction in Class A Common Shares during the past 60 days.
The Reporting Persons are not entitled to any rights as a stockholder of the Issuer with respect to the Subject Stock, except as otherwise expressly provided in the Voting Agreement.
Except as set forth in this Item 5, none of the Reporting Persons beneficially owns any Class A Common Shares.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Stock, except for Mr. Gross in respect of 380,999 Class A Common Shares and CMA CGM in respect of 865,008 Class A Common Shares.

Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
Merger Agreement

Item 3 above is hereby incorporated herein by reference.

On the Closing Date, the Issuer issued 40,559.31 Series C Preferred Shares to KEP VI and 209,440.69 Series C Preferred Shares to KIA VIII, which are convertible into 16,814,510 Class A Common Shares and 86,826,989 Class A Common Shares, respectively, upon the occurrence of certain events.

Voting Agreement

Item 3 above is hereby incorporated herein by reference.

Letter Agreement

On October 29, 2018, the Issuer entered into a Letter Agreement (the “Letter Agreement”) with KEP VI, KIA VIII, CMA CGM, Marathon Founders, LLC and Michael S. Gross.

Pursuant to the Letter Agreement, (a) for so long as CMA CGM holds at least 5% of the voting power of the Issuer, CMA CGM has the right to designate (and Kelso has the obligation to vote in favor of) an individual nominee to serve on the Board of Directors of the Issuer (and such nominee will also have a right to serve on the Audit Committee of the Board of Directors of the Issuer), (b) for so long as CMA CGM holds at least 10% of the voting power of the Issuer, CMA CGM has the right to designate (and Kelso has the obligation to vote in favor of) two individuals to serve on the Board of Directors of the Issuer and (c) CMA CGM designated Philippe Lemonnier and Alain Wils as the two individuals to serve on the Board of Directors of the Issuer.

The Letter Agreement also contains certain participation and tag-along rights.  For example, each of Kelso and CMA CGM has the right to purchase a pro rata portion of any new issuance by the Issuer (other than certain exempt issuances) for so long as it holds at least 10% of the voting power of the Issuer.  Additionally, each of CMA CGM, Marathon Founders, LLC and Mr. Gross have the right to transfer Class A Common Shares pro rata alongside Kelso in any transfer or series of related transfers by Kelso to a third party that would result in the third party acquiring more than 30% of the voting power of the Issuer (with the exception of certain exempt transfers).

The Letter Agreement also provides that, for so long as CMA CGM holds at least 5% of the voting power of the Issuer, the Issuer may not make any material change in the nature of its business without the unanimous consent of the Board of Directors of the Issuer.

The Letter Agreement also requires that the Issuer obtain the consent of CMA CGM prior to agreeing to any amendment, waiver or termination of the Merger Agreement, provided that no such consent is required to extend the Termination Date to any date before December 31, 2018.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

On October 29, 2018, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with KEP VI, KIA VIII, CMA CGM, Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (the

“Shareholders”) with respect to all Class A Common Shares and Series C Preferred Shares held by the Shareholders on the Closing Date. The Registration Rights Agreement became effective on the Closing Date.

Pursuant to the Registration Rights Agreement, the Issuer will, on or before the date that is six months after the Closing Date, file with the Securities and Exchange Commission a shelf registration statement to register the offer and resale of all Registrable Securities (as defined in the Registration Rights Agreement) and use its best efforts to cause such registration statement to be declared effective promptly after filing.

The Registration Rights Agreement provides certain piggyback and demand rights. The Registration Rights Agreement also provides that the Shareholders will not transfer any Registrable Securities between the Closing Date and the date that is six months after the Closing Date (with certain exceptions) and contains customary indemnification and other provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Item 7  Materials to be Filed as Exhibits:

Exhibit No.	Description

99.1
Agreement and Plan of Merger, dated as of October 29, 2018, by and among Poseidon Containers Holdings LLC, K&T Marine LLC, Global Ship Lease, Inc., GSL Sub One LLC, GSL Sub Two LLC and, solely for purposes of Article III, Article XI and Sections 5.2, 6.2 and 6.9 therein, KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., Maas Capital Investments B.V., Management Investor Co. and Anmani Consulting Inc. (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 30, 2018).

99.2
Voting Agreement, dated as of October 29, 2018, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., CMA CGM S.A. and Michael S. Gross. (incorporated by reference to Exhibit 99.2 to the Schedule 13D amendment filed by CMA CGM S.A. with the Securities and Exchange Commission on November 2, 2018).

99.3
Letter Agreement, dated as of October 29, 2018, by and among KIA VIII (Newco Marine), Ltd., KEP VI (Newco Marine), Ltd., Global Ship Lease, Inc., CMA CGM S.A., Marathon Founders, LLC and Michael S. Gross (incorporated by reference to Exhibit 10.5 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 30, 2018).

99.4
Amended and Restated Registration Rights Agreement, dated as of October 29, 2018, by and among Global Ship Lease, Inc., KEP VI (Newco Marine), Ltd., KIA VIII (Newco Marine), Ltd., CMA CGM S.A., Management Investor Co., Anmani Consulting Inc., Marathon Founders, LLC, Michael S. Gross and Maas Capital Investments B.V. (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on October 30, 2018).

99.5	Joint Filing Agreement and Power of Attorney dated November 21, 2018 among the Reporting Persons.*

* Filed herewith

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: November 23, 2018

KEP VI (Newco Marine), Ltd.

Signature:	*
	By:	James J. Connors, II, Director

KEP VI (Cayman), L.P.

Signature:	*
	By:	KEP VI (Cayman) GP Ltd., its General Partner; by James J. Connors, II, Director and Vice President

KEP VI (Cayman) GP Ltd.

Signature:	*
	By:	James J. Connors, II, Director and Vice President

KEP VI (Cayman) GP Ltd.

Signature:	*
	By:	James J. Connors, II, Director and Vice President

KIA VIII (Newco Marine), Ltd.

Signature:	*
	By:	James J. Connors, II, Director

KIA VIII (International), L.P.

Signature:	*
	By:	Kelso GP VIII (Cayman), L.P., its General Partner; by Kelso GP VIII (Cayman), Ltd., its General Partner; by James J. Connors, II, Director and Vice President

KELSO GP VIII (Cayman) L.P.

Signature:	*
	By:	James J. Connors, II, Director and Vice President

KELSO GP VIII (Cayman) Ltd.

Signature:	*
	By:	Kelso GP VIII (Cayman) Ltd., its general partner; By James J. Connors, II, Director and Vice President

PHILIP E. BERNEY

Signature:	*

FRANK K. BYNUM, JR.

Signature:	*

JAMES J. CONNORS, II

Signature:	*

MICHAEL B. GOLDBERG

Signature:	*

FRANK J. LOVERRO

Signature:	*

GEORGE E. MATELICH

Signature:	*

CHURCH M. MOORE

Signature:	*

FRANK T. NICKELL

Signature:	*

STANLEY DE J. OSBORNE

Signature:	*

DAVID I. WAHRHAFTIG

Signature:	*

THOMAS R. WALL, IV

Signature:	*

CHRISTOPHER L. COLLINS

Signature:	*

ANNA LYNN ALEXANDER

Signature:	*

HOWARD A. MATLIN

Signature:	*

STEPHEN C. DUTTON

Signature:	*

MATTHEW S. EDGERTON

Signature:	*

JOHN K. KIM

Signature:	*

HENRY MANNIX III

Signature:	*

*By:	/s/ James J. Connors, II
Name:	James J. Connors, II Attorney-in-fact